

June 30, 2010

Mr. Ernest J. Furtado
Chief Financial Officer
Textainer Group Holdings Limited
Century House
16 Par-La-Ville Road
Hamilton HM 08, Bermuda

> **RE:**   **Textainer Group Holdings Limited**
> **Form 20-F for the Year Ended December 31, 2009**
> **File No. 1-33725**

Dear Mr. Furtado:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2009</u>

<u>Item 3. Key Information</u>

<u>A. Selected Financial Data, page 4</u>

1. You indicate that EBITDA provides useful information on your earnings from ongoing operations, your ability to service your long-term debt and other fixed obligations and your ability to fund your expected growth with internally generated funds. Given that EBITDA is an indicator of the amount of cash flow you have available to service your debt obligations, it appears that this measure may be used as a liquidity measure in addition to a performance measure. Please disclose, if true, that you use this amount as a liquidity measure and reconcile EBITDA to cash

flows from operating activities in addition to net income (loss). Please ensure that you discuss all material limitations of your measurement of EBITDA. For example, there may be additional non-discretionary expenditures that have not been included in your determination of EBITDA. Refer to Compliance and Disclosures Interpretation 102.06 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

History and Development of the Company, page 29

2. In future filings, please provide the name and address of the Company's agent in the United States. See Item 4.A. of Form 20-F.

Business Overview, page 32

3. In future filings, please include a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. See Item 4.B. of Form 20-F.

Item 5. Operating and Financial Review and Prospects

2010 Outlook, page 51

4. On page 52, you indicate that you expect to resume buying significant quantities of new standard dry freight containers in 2010 and have already ordered 33,370 TEU for delivery through May 2010. Please disclose, in future filings, how much you intend to spend on capital expenditures for the 2010 fiscal year, including your commitments to purchase containers. Please confirm that all of your container commitments including dry freight and refrigerated freight are included in your table of contractual obligations. Otherwise, please revise your table of contractual obligations accordingly.

Critical Accounting Policies and Estimates

Accounting for Container Leasing Equipment – Impairment, page 62

5. Containers, net of accumulated depreciation comprised approximately 79% of your total assets as of December 31, 2009. In the interest of providing readers with better insight into management's judgments in accounting for these assets, please revise future filings to address the following and provide us with an example of how your revised disclosures will look:
   - Explain how you group containers held for use when testing for recoverability;

- Explain how you determine when containers held for use should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
- Explain the difference between containers held for sale and containers identified for sale. Expand your disclosure to include how you determine when containers held for sale and containers indentified for sale should be tested for impairment. Please also disclose how you determine that an impairment exists;
- Describe your methodology for estimating the fair value of your containers held for use; and
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

B. Liquidity and Capital Resources, page 63

6. On page 25, you disclose that you are a holding company with no material direct operations and you rely on your operating subsidiaries to provide you with funds necessary to meet your financial obligations and to pay dividends. Please enhance your liquidity disclosure, in future filings, to discuss the specific restrictions that your subsidiaries may have regarding paying dividends or otherwise making funds available to you. Please also disclose that you rely on your subsidiaries cash flows and the impact on your liquidity if your subsidiaries are not allowed to make funds available to you.

7. We note your disclosure on page 65 indicates that under the terms of your 2008 credit facility, you are required to maintain a minimum consolidated tangible net worth, a consolidated leverage ratio and a minimum consolidated debt service ratio. If it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Operating Activities, page 67

8. Cash flows provided by operating activities was $99.7 million for the year ended December 31, 2009 compared to cash flows provided by operating activities of $136.4 million for the year ended December 31, 2008. You disclose that the

decrease in cash from operating activities was primarily due to a decrease in net income attributable to Textainer Group Holdings Ltd. common holders excluding unrealized gains (losses) on interest rate swaps, net and an increase in accounts receivable. However, you have merely listed the components that resulted in the decrease in your cash flows from operations. Please expand this disclosure, in future filings, to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, accounts payable, deferred revenues and due to owners.

9. We note that your accounts receivable balance increased 40% from fiscal 2008 to fiscal 2009, which significantly impacted your cash flows from operations. We also note that this increase in accounts receivable is not consistent with the decrease in revenues from fiscal 2008 to fiscal 2009. Please tell us and disclose, in future filings, the underlying reasons for the significant increase in accounts receivable as well as the reasons for the significant increase in your allowance for doubtful accounts. We note on page 45 your disclosure of your credit policies over contracts and that some of your customers maybe on a "watch" list. Please revise your critical accounting policy, in future filings, to describe in detail this credit policy and specifically address the impact your policies have on the outstanding accounts receivable balance.

Directors and Senior Management, page 69

10. In future filings, please describe any arrangement or understanding with major shareholders, customers, suppliers, or others, pursuant to which any person referred to in this section was selected as a director or member of senior management. See Item 6.A.5. of Form 20-F. We note your disclosure on page 76 that you entered into a management agreement with Halco for provision of management services in connection with certain directors acting as representatives of Halco.

Major Shareholders, page 78

11. In future filings, pleas provide information as to the portion of each class of securities held in the host country and the number of record holders in the host country. See Item 7.A.2. of From 20-F.

Offer and Listing Details, page 83

12. In future filings, please provide the high and low market prices for each full financial quarter for the two most recent full financial years. See Item 9.A.4. of Form 20-F.

Disclosure Controls and Procedures, page 96

13. We note the disclosure in the second paragraph that your disclosure controls and procedures are designed to provide "reasonable assurance" of achieving their stated objectives. We also note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective. Please confirm to us, and revise future filings to clarify, if true, that these officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Melissa Rocha, Staff Accountant at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney at (202) 551-3235 or Andrew Schoeffler, Staff Attorney at (202) 551-3748 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief